EXHIBIT 17.1


Subject:  Re: Resignation as director of "On the Go Technologies Group"


This is to advise that I have tendered my resignation as a "director" of On The Go Technologies, and any of its subsidiaries Compuquest, Helios and Infinity Technologies. There may or may not be additional companies that are involved but that I have no immediate knowledge of.




/s/  Frank Abate
----------------
Frank Abate


Witness:

/s/ Randal A. Kalpin
---------------------
Randal A. Kalpin



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